Filed by Team, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Furmanite Corporation

Commission File No. 001-05083

13131 Dairy Ashford, Suite 600	Ted W. Owen
Sugar Land, Texas 77478	President and Chief Executive Officer

November 2, 2015

Dear Team Colleagues:

I am writing to share some exciting news with you. This morning we announced that Team, Inc. and Furmanite Corporation have agreed to a merger agreement under which Team will acquire all of the outstanding shares of Furmanite in an all stock transaction valued at approximately $335 million, including the assumption of debt.

As you know, Furmanite is a leading specialty industrial services company, providing world class solutions to meet customers’ needs through 80 offices on six continents. Furmanite delivers a wide portfolio of mechanical and inspection services, and of course, we have been worthy competitors over a long period of time.

Team and Furmanite have a lot in common: we serve many of the same customers, we share a passion for providing world-class maintenance, repair and compliance mechanical services, and we have a strong commitment to exceeding our customers’ expectations. The combination will create a company with more than 8,300 employees and 220 locations in 22 countries and pro forma annual revenue of $1.4 billion. The combined company will also have enhanced global scale and a strong presence in North America. Through this transaction, Team will gain critical scale in our Mechanical Services (MS) Business Unit that rivals the successful Inspection and Heat Treating (IHT) Business Unit scale we have established with our recent acquisition of QualSpec. Together with Furmanite, we will approximately double the size of our mechanical services capabilities.

Importantly, we believe there will be more opportunities with this combination for both Team and Furmanite employees as part of a larger, stronger company. This will create the deepest and broadest talent pool in the industry in terms of technical knowledge, experience and capability in all major mechanical service disciplines – and at the same time, resource this exceptional team with an expanded array of equipment resources for standard to specialty mechanical services.

Until the transaction is completed, which we expect will occur during the first calendar quarter of 2016, Team and Furmanite will operate as separate companies. What that means is that it’s business as usual for all of us and we must remain focused on our business objectives and day-to-day responsibilities. Upon closing of the transaction, I will continue as President and CEO of the combined company and we will expand our Board of Directors to include Jeffrey Davis, Furmanite’s current interim Executive Chairman and CEO.

Our vision is to create a new mechanical services business unit that incorporates best practices from both organizations. I have asked Jeff Ott, President of Quest Integrity Group, to assume the leadership of the new Team-Furmanite Mechanical Services business unit upon closing of the transaction. Pete Wallace, Team’s MS Business Unit President and Chad Murray, a Furmanite Executive Vice President, will have significant roles in the new organization and will work closely with Jeff to create the new organizational structure of the combined mechanical services business.

What really makes this combination exciting is the balance it brings to our entire portfolio of service offerings. Our IHT Business Unit (including QualSpec) will have revenues of about $700 million and our Team-Furmanite business unit will have revenues of about $650 million, with our specialty inspection and assessment group, Quest Integrity, adding another $80 million to our mix. Another exciting aspect of the deal is that it significantly expands our footprint outside of North America. With the acquisition of Furmanite, our total non-North American revenues will be over $230 million (about 16% of total revenues). No one in our industry can match the capabilities we can deliver to our customers—all over the world!

Today’s announcement may generate interest from the media and other third parties. As always, it is important for us to speak with one voice. If you receive any outside inquiries, please immediately forward them to Butch Bouchard (butch.bouchard@teaminc.com; 281-388-5561) or Greg Boane (greg.boane@teaminc.com; 281-388-5541).

This is an important milestone for all of us at Team, and I hope you share in my excitement. I thank you for your ongoing commitment to Team and for your continued contributions to our future growth and success.

Sincerely,

/s/ Ted W. Owen
Ted W. Owen President and Chief Executive Officer